Exhibit 99.1

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2024

Gold Royalty Corp.

Condensed Interim Consolidated Statements of Financial Position

(Unaudited, expressed in thousands of United States dollars unless otherwise stated)

		As at June 30, 2024	As at December 31, 2023
	Notes	($)	($)
Assets
Current assets
Cash and cash equivalents		3,584	1,443
Short-term investments		276	342
Accounts receivable		1,153	931
Prepaids and other receivables		2,305	2,830
		7,318	5,546
Non-current assets
Royalty, stream and other mineral interests	4	720,067	671,722
Long-term investment	5	1,462	1,587
Investment in associate		1,737	1,681
Gold-linked loan	6	10,590	10,139
Other long-term assets		280	319
		734,136	685,448

		741,454	690,994

Liabilities
Current Liabilities
Accounts payable and accrued liabilities		4,323	3,851
		4,323	3,851
Non-current liabilities
Non-current portion of lease obligation		227	264
Bank loan	7	24,647	10,031
Convertible debentures	8	23,850	22,763
Embedded derivative	9	1,551	1,921
Deferred income tax liability		130,916	131,214
		181,191	166,193

		185,514	170,044

Equity
Issued capital	10	593,468	556,177
Reserves	10	35,744	34,226
Accumulated deficit		(73,457)	(69,816)
Accumulated other comprehensive income		185	363
		555,940	520,950
		741,454	690,994

Approved by the Board of Directors:

/s/ Ken Robertson	/s/ Warren Gilman
Ken Robertson Director	Warren Gilman Director

The accompanying notes are an integral part of these condensed interim consolidated financial statements

Gold Royalty Corp.

Condensed Interim Consolidated Statements of Loss and Comprehensive Loss

(Unaudited, expressed in thousands of United States dollars unless otherwise stated)

		For the three months ended June 30		For the six months ended June 30
		2024	2023	2024	2023
	Notes	($)	($)	($)	($)
Revenue
Revenue	11	1,794	468	4,688	1,235
Cost of sales
Depletion	4	(425)	(204)	(945)	(321)
Gross profit		1,369	264	3,743	914

Other operating income/(expenses)
General and administrative costs	12	(2,120)	(2,590)	(4,976)	(5,841)
Project evaluation costs	12	(13)	(76)	(32)	(249)
Share of gain in associate		152	350	100	222
Dilution gain in associate		—	12	9	12
Operating loss for the period		(612)	(2,040)	(1,156)	(4,942)

Other items
Change in fair value of derivative liabilities		—	9	—	239
Change in fair value of gold-linked loan	6	311	—	950	—
Change in fair value of short-term investments		(52)	(135)	49	(77)
Change in fair value of embedded derivative	9	179	—	370	—
Foreign exchange loss		(100)	(59)	(13)	(107)
Finance costs	13	(1,905)	(328)	(3,689)	(622)
Loan modification gain/(loss)	7	—	—	310	(249)
Other income		38	79	59	113
Net loss before income taxes for the period		(2,141)	(2,474)	(3,120)	(5,645)
Current tax expense		(30)	—	(819)	—
Deferred tax recovery/(expense)		(65)	(22)	298	66
Net loss after income taxes for the period		(2,236)	(2,496)	(3,641)	(5,579)

Other comprehensive income/(loss)
Item that may be reclassified subsequently to net income/loss:
Foreign currency translation differences		(141)	35	(178)	39
Total comprehensive loss for the period		(2,377)	(2,461)	(3,819)	(5,540)

Net loss per share, basic and diluted		(0.01)	(0.02)	(0.02)	(0.04)

Weighted average number of common shares outstanding, basic and diluted		153,412,808	144,560,621	149,595,753	144,425,846

The accompanying notes are an integral part of these condensed interim consolidated financial statements

Gold Royalty Corp.

Condensed Interim Consolidated Statements of Changes in Equity

(Unaudited, expressed in thousands of United States dollars unless otherwise stated)

	Notes	Number of Common Shares	Issued Capital ($)	Reserves ($)	Accumulated Deficit ($)	Accumulated Other Comprehensive Income ($)	Total ($)
Balance at December 31, 2022		143,913,069	551,074	22,420	(40,168)	325	533,651
GRC Shares issued upon vesting of restricted share units		55,513	266	(266)	—	—	—
GRC Shares issued upon exercise of share options		332,298	1,991	(1,823)	—	—	168
GRC Shares issued for marketing services		10,000	22	—	—	—	22
Share-based compensation - share options		—	—	977	—	—	977
Share-based compensation - restricted share units		—	—	647	—	—	647
At-the-Market offering:
GRC Shares issued for cash		496,438	1,254	—	—	—	1,254
Agent fees		—	(31)	—	—	—	(31)
Net loss for the period		—	—	—	(5,579)	39	(5,540)
Dividends - Dividend Reinvestment Plan		162,967	293	—	(293)	—	—
Dividends		—	—	—	(2,599)	—	(2,599)
Balance at June 30, 2023		144,970,285	554,869	21,955	(48,639)	364	528,549

	Notes	Number of Common Shares	Issued Capital ($)	Reserves ($)	Accumulated Deficit ($)	Accumulated Other Comprehensive Income ($)	Total ($)
Balance at December 31, 2023		145,669,046	556,177	34,226	(69,816)	363	520,950
GRC Shares issued upon vesting of restricted share units	10	73,105	303	(303)	—	—	—
GRC Shares issued for interest payment of convertible debentures	10	332,070	550	—	—	—	550
GRC Shares issued for marketing services	10	8,000	12	—	—	—	12
GRC Shares issued upon exercise of share options - Golden Valley Abitibi Royalties Ltd.	10	21,581	224	(224)	—	—	—
Share-based compensation - share options	10	—	—	122	—	—	122
Share-based compensation - restricted share units	10	—	—	920	—	—	920
Stream acquisition:
GRC Shares issued to acquire streams	10	2,906,977	5,000	—	—	—	5,000
Issuance cost	10	—	(31)	—	—	—	(31)
Bought deal offering:
GRC Shares and Warrants issued for cash	10	20,058,300	33,497	1,003	—	—	34,500
Issuance cost	10	—	(2,264)	—	—	—	(2,264)
Net loss for the period		—	—	—	(3,641)	(178)	(3,819)
Balance at June 30, 2024		169,069,079	593,468	35,744	(73,457)	185	555,940

The accompanying notes are an integral part of these condensed interim consolidated financial statements

Gold Royalty Corp.

Condensed Interim Consolidated Statements of Cash Flows

(Unaudited, expressed in thousands of United States dollars unless otherwise stated)

	For the three months ended June 30		For the six months ended June 30
	2024	2023	2024	2023
	($)	($)	($)	($)
Operating activities
Net loss for the period	(2,236)	(2,496)	(3,641)	(5,579)
Items not involving cash:
Depreciation	19	16	39	37
Depletion	425	204	945	321
Finance costs	1,905	328	3,689	622
Loan modification (gain)/loss	—	—	(310)	249
Other income	(38)	(48)	(59)	(61)
Share-based compensation	459	828	1,054	1,708
Change in fair value of derivative liabilities	—	(9)	—	(239)
Change in fair value of gold-linked loan	(311)	—	(950)	—
Change in fair value of short-term investments	52	135	(49)	77
Change in fair value of embedded derivative	(179)	—	(370)	—
Share of gain in associate	(152)	(350)	(100)	(222)
Dilution gain in associate	—	(12)	(9)	(12)
Deferred tax (recovery)/expense	65	22	(298)	(66)
Unrealized foreign exchange (gain)/loss	50	5	(38)	5
Operating cash flows before movements in working capital	59	(1,377)	(97)	(3,160)
Net changes in non-cash working capital items:
Accounts receivables	1,126	122	385	259
Prepaids and other receivables	355	521	470	(427)
Accounts payable and accrued liabilities	(553)	(603)	565	(70)
Cash provided by/(used in) operating activities	987	(1,337)	1,323	(3,398)

Investing activities
Investment in royalties, stream and other mineral interests	(45,623)	(116)	(45,646)	(143)
Proceeds on disposition of marketable securities	123	1,684	123	2,647
Land agreements proceeds credited against mineral properties	155	89	1,205	1,227
Dividend received	—	21	—	45
Interest received	38	23	59	24
Cash provided by investing activities	(45,307)	1,701	(44,259)	3,800

Financing activities
Proceeds from issuance of GRC Shares and Warrants	32,236	360	32,236	1,391
Net proceeds from bank loan/(payment of bank transaction costs)	14,853	(58)	14,716	(32)
Interest paid	(970)	(251)	(1,831)	(371)
Payment of lease obligations	(24)	(18)	(44)	(41)
Dividends	—	(2,599)	—	(2,599)
Cash provided by/(used in) financing activities	46,095	(2,566)	45,077	(1,652)

Effect of exchange rate changes on cash	—	1	—	1

Net increase/(decrease) in cash	1,775	(2,201)	2,141	(1,249)
Cash and cash equivalents
Beginning of period	1,809	6,799	1,443	5,847
End of period	3,584	4,598	3,584	4,598

The accompanying notes are an integral part of these condensed interim consolidated financial statements

Gold Royalty Corp.

Notes to Condensed Interim Consolidated Financial Statements

(Unaudited, expressed in thousands of United States dollars unless otherwise stated)

1. Corporate information

Gold Royalty Corp. ("GRC" or the "Company") is a company incorporated in Canada on June 23, 2020 and domiciled in Canada. GRC is principally engaged in acquiring gold-focused royalty and mineral stream interests. The registered office of the Company is located at 1000 Cathedral Place, 925 West Georgia Street, Vancouver, British Columbia, V6C 3L2, Canada. The principal address of the Company is located at 1830 – 1188 West Georgia Street Vancouver, BC, V6E 4A2, Canada

The Company’s common shares (the "GRC Shares") and common share purchase warrants ("Warrants") are listed on the NYSE American under the symbols "GROY" and "GROY-WT", respectively.

2. Basis of preparation and Significant accounting policies

2.1 Statement of compliance

The Company’s condensed interim consolidated financial statements have been prepared in accordance with IFRS® Accounting Standards as issued by the International Accounting Standards Board (IASB) applicable to the presentation of interim financial statements including International Accounting Standard 34, Interim Financial Reporting. The condensed interim consolidated financial statements should be read in conjunction with the Company’s annual consolidated financial statements for the year ended December 31, 2023.

These condensed interim consolidated financial statements were authorized for issue by the Company’s board of directors (the "Board") on August 13, 2024.

2.2 Basis of presentation

The Company’s condensed interim consolidated financial statements have been prepared on a historical cost basis except for financial instruments that have been measured at fair value. The Company’s condensed interim consolidated financial statements are presented in United States dollars ("U.S. dollar", “$” or "dollar"). All values are rounded to the nearest thousand except where otherwise indicated.

The accounting policies applied in the preparation of these condensed interim consolidated financial statements are consistent with those applied and disclosed in the Company’s annual financial statements for the year ended December 31, 2023. The Company’s interim results are not necessarily indicative of its results for a full year.

The condensed interim consolidated financial statements include the financial statements of Gold Royalty Corp. and the following wholly-owned subsidiaries:

			% Equity Interest as at
Name of subsidiary	Country of Incorporation	Functional Currency	June 30, 2024	December 31, 2023
Gold Royalty U.S. Corp	USA	U.S. dollar	100%	100%
Ely Gold Royalties Inc.	Canada	U.S. dollar	100%	100%
1320505 B.C. Ltd	Canada	U.S. dollar	100%	100%
Nevada Select Royalty, Inc.	USA	U.S. dollar	100%	100%
Ren Royalties LLC	USA	U.S. dollar	100%	100%
VEK Associates	USA	U.S. dollar	100%	100%
DHI Minerals (U.S.) Ltd	USA	U.S. dollar	100%	100%
Golden Valley Abitibi Royalties Ltd.	Canada	U.S. dollar	100%	100%
Calone Mining Ltd.	Canada	U.S. dollar	100%	100%
Abitibi Royalties USA Inc.	USA	U.S. dollar	100%	100%
1398464 B.C. Ltd	Canada	U.S. dollar	100%	100%
Gold Royalty Holdings Ltd.	Canada	U.S. dollar	100%	100%
Groyco Mex. S.A. de C.V.	Mexico	U.S. dollar	100%	100%

All subsidiaries are consolidated from the date the Company obtained control until the date that its control ceases. Control is achieved when the Company is exposed to, or has rights to, variable returns from the subsidiaries and has the ability to affect those returns through its power over the entity. All inter-company transactions, balances, income and expenses are eliminated through the consolidation process. The accounts of all subsidiaries are prepared for the same reporting period as the parent company, using consistent accounting policies.

Gold Royalty Corp.

Notes to Condensed Interim Consolidated Financial Statements

(Unaudited, expressed in thousands of United States dollars unless otherwise stated)

3. IFRS Pronouncement

3.1 Amendments to IFRS 9 and IFRS 7 – Amendments to the Classification and Measurement of Financial Instruments

In May 2024, the IASB issued Amendments to the Classification and Measurement of Financial Instruments (Amendments to IFRS 9 and IFRS 7). These amendments updated classification and measurement requirements in IFRS 9 Financial Instruments and related disclosure requirements in IFRS 7 Financial Instruments: Disclosures. The IASB clarified the recognition and derecognition date of certain financial assets and liabilities, and amended the requirements related to settling financial liabilities using an electronic payment system. It also clarified how to assess the contractual cash flow characteristics of financial assets in determining whether they meet the solely payments of principal and interest criterion, including financial assets that have environmental, social and corporate governance (ESG)-linked features and other similar contingent features. The IASB added disclosure requirements for financial instruments with contingent features that do not relate directly to basic lending risks and costs and amended disclosures relating to equity instruments designated at fair value through other comprehensive income.

The amendments are effective for annual periods beginning on or after January 1, 2026, with early application permitted. Management is currently assessing the effect of these amendments on our financial statements.

3.2 IFRS 18 – Presentation and Disclosure in Financial Statements

In April 2024, the IASB issued IFRS 18, Presentation and Disclosure of Financial Statements (IFRS 18), which replaces IAS 1, Presentation of Financial Statements. IFRS 18 introduces a specified structure for the income statement by requiring income and expenses to be presented into the three defined categories of operating, investing and financing, and by specifying certain defined totals and subtotals. Where company-specific measures related to the income statement are provided, IFRS 18 requires companies to disclose explanations around these measures, which are referred to as management-defined performance measures. IFRS 18 also provides additional guidance on principles of aggregation and disaggregation which apply to the primary financial statements and the notes. IFRS 18 will not affect the recognition and measurement of items in the financial statements, nor will it affect which items are classified in other comprehensive income and how these items are classified. The standard is effective for reporting periods beginning on or after January 1, 2027, including for interim financial statements. Retrospective application is required, and early application is permitted. Management is currently assessing the effect of this new standard on our financial statements.

3.3 Amendments to IAS 1 – Presentation of Financial Statements

In October 2022, the IASB issued amendments to IAS 1, Presentation of Financial Statements titled Non-current Liabilities with Covenants. These amendments seek to improve the information that an entity provides when its right to defer settlement of a liability is subject to compliance with covenants within 12 months after the reporting period. These amendments to IAS 1 override and incorporate the previous amendments, Classification of Liabilities as Current or Non-current, issued in January 2020, which clarified that liabilities are classified as either current or non-current depending on the rights that exist at the end of the reporting period. Liabilities should be classified as non-current if a company has a substantive right to defer settlement for at least 12 months at the end of the reporting period. The amendments were effective for annual periods beginning on or after January 1, 2024, and adoption of these amendments did not have an effect on our financial statements.

4. Royalty, stream and other mineral interests

($)
Balance at December 31, 2022	667,504
Additions	29,771
Disposal	(322)
Depletion	(943)
Land agreement proceeds	(1,909)
Impairments	(22,379)
Balance at December 31, 2023	671,722
Additions	50,615
Disposal	(112)
Depletion	(945)
Land agreement proceeds	(1,213)
Balance at June 30, 2024	720,067

Vares Copper Stream

On June 4, 2024, the Company completed the acquisition from OMF Fund III (Cr) Ltd., an entity managed by Orion Mine Finance Management LP of a copper stream ("Stream") on the Vares Silver Project, operated by a subsidiary of Adriatic Metals plc located in Bosnia and Herzegovina. The Company paid $50 million, consisting of $45 million satisfied in cash and $5 million satisfied by issuing 2,906,977 GRC shares. The Stream applies to 100% of copper production from the mining area over the Rupice deposit. The Stream has associated ongoing payments equal to 30% of the LME spot copper price, with the effective payable copper fixed at 24.5%. Transaction costs amounting to $479 were recorded as part of the carrying value of the Stream acquisition cost.

Gold Royalty Corp.

Notes to Condensed Interim Consolidated Financial Statements

(Unaudited, expressed in thousands of United States dollars unless otherwise stated)

4. Royalty, stream and other mineral interests (continued)

Other Mineral Interests

On June 18, 2024, the Company acquired mining claims located in Nye County, Nevada for $112. All of these claims were disposed of on June 20, 2024 for proceeds of $112. The Company also retained 2% net smelter return ("NSR") on these claims.

On March 26, 2024, the Company acquired mining claims located in Lander County, Nevada for $15. Transaction costs amounting to $8 were recorded as part of the mineral properties carrying value.

Land Agreement Proceeds

In the three and six months ended June 30, 2024, the Company received land agreement proceeds that were credited against mineral properties, which related to its royalty generator model of $163 (2023: $89) and $1,213 (2023: $1,292), respectively.

Summary Of Selected Royalties and Stream

The following is a summary of selected royalties and a stream owned by the Company as of June 30, 2024:

Asset	Interest	Jurisdiction
Producing
Borden Mine (1)	0.5% NSR	Ontario, Canada
Canadian Malartic Property (open pit) (1)	2.0% – 3.0% NSR	Québec, Canada
Cozamin Mine (1)	1.0% NSR	Zacatecas, Mexico
Côté Gold Project (1)	0.75% NSR	Ontario, Canada
Isabella Pearl Mine (1)	0.375% Gross Revenue Royalty	Nevada, USA
Vares Project	100% Copper Stream	Bosnia and Herzegovina
Borborema Project	2.0% NSR	Rio Grande do Norte, Brazil
Other significant royalties and stream
Fenelon Gold Property	2.0% NSR	Québec, Canada
Gold Rock Project	0.5% NSR	Nevada, USA
Granite Creek	10% NPI	Nevada, USA
Hog Ranch Project	2.25% NSR	Nevada, USA
La Mina Project	2.0% NSR	Colombia
Lincoln Hill Project	2.0% NSR	Nevada, USA
Canadian Malartic - Odyssey Project (1) (underground)	3.0% NSR	Québec, Canada
Railroad-Pinion Project (1)	0.44% NSR	Nevada, USA
REN - Carlin Mines	1.5% NSR	Nevada, USA
REN - Carlin Mines (NPI)	3.5% NPI	Nevada, USA
São Jorge Project	1.0% NSR	Brazil

Note:

(1)
Royalty applies to only a portion of the property.

Gold Royalty Corp.

Notes to Condensed Interim Consolidated Financial Statements

(Unaudited, expressed in thousands of United States dollars unless otherwise stated)

4. Royalty, stream and other mineral interests (continued)

	Cost			Accumulated Depletion			Others			Carrying Amount
	December 31, 2023	Additions	June 30, 2024	December 31, 2023	Depletion	June 30, 2024	Disposition	Land agreement proceeds	Total	June 30, 2024
	($)	($)	($)	($)	($)	($)		($)	($)	($)
Borborema	21,250	—	21,250	—	—	—	—	—	—	21,250
Borden Lake	3,889	—	3,889	(902)	(154)	(1,056)	—	—	—	2,833
Cheechoo	12,640	—	12,640	—	—	—	—	—	—	12,640
Côté	16,132	—	16,132	—	(55)	(55)	—	—	—	16,077
Croinor	5,779	—	5,779	—	—	—	—	—	—	5,779
Cozamin	7,369	—	7,369	(271)	(287)	(558)	—	—	—	6,811
Fenelon	41,553	—	41,553	—	—	—	—	—	—	41,553
Gold Rock	3,275	—	3,275	—	—	—	—	—	—	3,275
Granite Creek	21,768	—	21,768	—	—	—	—	—	—	21,768
Hog Ranch	12,879	—	12,879	—	—	—	—	—	—	12,879
Lincoln Hill	5,421	—	5,421	—	—	—	—	—	—	5,421
Malartic	318,393	—	318,393	(999)	(449)	(1,448)	—	—	—	316,945
Railroad-Pinion	3,032	—	3,032	—	—	—	—	—	—	3,032
REN (Net Profit Interest)	21,017	—	21,017	—	—	—	—	—	—	21,017
REN (Net Smelter Return)	42,921	—	42,921	—	—	—	—	—	—	42,921
São Jorge	2,274	—	2,274	—	—	—	—	—	—	2,274
Titiribi	3,010	—	3,010	—	—	—	—	—	—	3,010
Vares	—	50,479	50,479	—	—	—		—	—	50,479
Whistler	2,575	—	2,575	—	—	—	—	—	—	2,575
Yellowknife	1,870	—	1,870	—	—	—	—	—	—	1,870
Others	127,754	136	127,890	(907)	—	(907)	(112)	(1,213)	(1,325)	125,658
Total (1)	674,801	50,615	725,416	(3,079)	(945)	(4,024)	(112)	(1,213)	(1,325)	720,067
(1)
Royalty, stream and other mineral interests include non–depletable assets of $520,137 (2023: $486,982) and depletable assets of $199,930 (2023: $184,740).

Included in others are deferred acquisitions costs of $1 (2023: $99) and $1 (2023: $99) incurred in evaluating royalty and other mineral interests acquisitions during the three and six months ended June 30, 2024. Deferred acquisition costs are reallocated to the asset upon signing of a definitive acquisition agreement. These costs are primarily expensed to professional fees if management determines not to proceed with a proposed acquisition.

During the three and six months ended June 30, 2024, the Company recognized a depletion expense of $425 (2023: $204) and $945 (2023: $321), respectively.

Gold Royalty Corp.

Notes to Condensed Interim Consolidated Financial Statements

(Unaudited, expressed in thousands of United States dollars unless otherwise stated)

5. Long-term investment

As at June 30, 2024, long-term investment comprises $1,462 (C$2 million) (December 31, 2023: $1,587 (C$2 million)) representing a 12.5% equity interest in Prospector Royalty Corp. ("PRC"), a private company. The investment grants the Company access to PRC's extensive digital royalty database and includes a royalty referral agreement facilitating the acquisition of identified royalties.

6. Gold-linked loan

On December 19, 2023 (the "Advance Date"), the Company entered into a definitive agreement with Borborema Inc. (the "Borrower"), providing the Borrower with project financing for its Borborema Project of $10,000. The loan is secured against certain assets of the Borrower, and bears interest at 110 ounces of gold per quarter, and is payable through cash settlement or physical delivery of gold. The Borrower has the option to prepay the loan with all interest accrued and unpaid after 24 months following the Advance Date. The Borrower will have the option to elect its choice of payment (the "Prepayment Option").

The loan is classified as a financial asset and measured at fair value through profit or loss in accordance with IFRS 9 Financial Instruments. The Prepayment Option has been accounted for as part of the fair value of the loan in accordance with IFRS 9 Financial Instruments. The fair value of the loan is remeasured on the reporting date and the change in fair value is recognized in the consolidated statements of loss and comprehensive loss.

As at June 30, 2024, the fair value of the loan has been estimated using a discounted cash-flow approach based on the following assumptions: risk-free interest rate of 4.10%, calibrated credit spread of 2.96%, estimated long-term gold price of $1,915 per ounce and expected volatility of gold of 15.18%. The Company recorded a fair value gain on the loan of $311 (2023: $nil) and $950 (2023: $nil) in change in fair value of gold-linked loan in the consolidated statements of loss and comprehensive loss for the three and six months ended June 30, 2024, respectively.

($)
Investment in Gold-linked loan	10,000
Interest income credited against Gold-linked loan	(33)
Change in fair value during the year	172
Balance at December 31, 2023	10,139
Interest income credited against Gold-linked loan	(499)
Change in fair value during the period	950
Balance at June 30, 2024	10,590

7. Bank loan

On January 24, 2022, the Company secured a $10,000 revolving credit facility (the "Facility") with the Bank of Montreal, that includes an accordion feature providing for an additional $15,000 of availability (the "Accordion"), subject to certain conditions. The Facility, secured by the Company's assets, is for general corporate use, acquisitions, and investments subject to certain limitations. Interest rates for amounts drawn are based on the U.S. dollar Base Rate plus 3.00% per annum or Adjusted Term SOFR plus 4.00% per annum. Undrawn amounts incur a standby fee of 0.90% per annum.

On February 8, 2022, and February 24, 2022, the Company drew down $3,000 and $7,000, respectively. On September 14, 2022, the Company extended the maturity date of the Facility with Bank of Montreal from March 31, 2023 to March 31, 2025, with an Accordion option, subject to conditions. On February 10, 2023, the Company expanded the Facility to $20,000 with an additional $15,000 accordion option. On February 17, 2023, the Company drew down $10,287 from the expanded Facility to settle the earlier drawdown and transaction costs. On August 30, 2023, the Facility was increased to $25,000 with a $10,000 accordion option. On August 24, 2023, the Company drew $7,500 to acquire Cozamin and settled it on December 15, 2023. On June 4, 2024, the Company expanded the Facility to $30,000 with an accordion feature providing for an additional $5,000 of availability, subject to certain additional conditions and drew $15,000 to acquire the Vares Copper Stream. The balance as of June 30, 2024, was $25,287.

The following outlines the movement of the bank loan from December 31, 2022, to June 30, 2024:

($)
Balance at December 31, 2022	9,448
Additional draw-down	17,787
Repayment	(17,500)
Less: transaction costs and fees	(418)
Modification adjustment	249
Interest expense	1,584
Interest paid	(1,119)
Balance at December 31, 2023	10,031
Additional draw-down	15,000
Less: transaction costs and fees	(284)
Modification adjustment	(310)
Interest expense	758
Interest paid	(548)
Balance at June 30, 2024	24,647

Gold Royalty Corp.

Notes to Condensed Interim Consolidated Financial Statements

(Unaudited, expressed in thousands of United States dollars unless otherwise stated)

8. Convertible debentures

On December 15, 2023, the Company completed a private placement of $40,000 aggregate principal amount of unsecured convertible debentures (the "Debentures") with Queen's Road Capital Investment Ltd. ("QRC") and Taurus Mining Royalty Fund L.P., a fund managed by Taurus Funds Management Pte Limited. The Debentures are unsecured and bear interest at 10% per annum over a 5-year term, interest is payable 70% in cash and 30% in GRC Shares issuable at a price equal to the 20-day volume-weighted average trading price ("VWAP") calculated at each interest payment date.

The Company identified the Debentures as compound financial instruments. In accordance with IFRS 9 Financial Instruments and IAS 32 Financial Instruments: Presentation, the liability component excluding the Redemption Option (the "Host Contract") are classified as debt instruments and are measured at amortized cost.

The Company will be entitled to redeem the Debentures at par within a period of fourteen days from the third anniversary of the date of the issuance of the Debentures. Should the Company exercise its right to redeem the Debentures during this period, the holders are entitled to convert all of the outstanding Debentures into GRC Shares at a conversion price of US$1.75 (the "Redemption Option"). The Redemption Options are identified as embedded derivatives in accordance with IFRS 9 Financial Instruments and estimated at $1,951 on the issuance (Note 9).

The Debentures will be convertible at the holder's option into GRC Shares at a conversion price of $1.90 (the "Conversion Option"). As the number of GRC Shares to be issued under the Conversion Options is determined as the converted amount of the Debentures divided by the fixed conversion price of $1.90, the Conversion Options were accounted for separately as equity instruments in accordance with IAS 32 Financial Instruments: Presentation. The Conversion Options were recognized at the residual amount after deducting from the fair value of the instrument as a whole the amount separately determined for the liability component, in accordance with IFRS 9 Financial Instruments.

On the issuance date, the principal of $23,471 was allocated to the Host Contract, $1,951 was allocated to the Redemption Options as embedded derivatives (Note 9) and the residual value of $14,578 was allocated to the Conversion Options as equity. A deferred tax liability of $2,309 related to the taxable temporary difference arising from the equity portion of the Debentures was recognized as an offset in equity. The Company incurred transaction costs and fees of $1,481 for the issuance of the Debentures, of which $943 was allocated as a reduction to the liability portion and the residual value of $538 was allocated as reduction to the Conversion Options as equity.

During the three and six months ended June 30, 2024, the Company recognized interest expense of $1,052 (2023: $nil) and $2,099 (2023: $nil) and accretion of $426 (2023: $nil) and $821 (2023: $nil), respectively.

The following outlines the movement of the Debentures balance from December 15, 2023 to June 30, 2024:

($)
Face value of the Debentures issued on December 15, 2023	40,000
Less: Transaction costs and fees	(943)
Less: Redemption Option classified as embedded derivatives (Note 9)	(1,951)
Less: Equity component of convertible debentures issued for cash	(14,578)
Interest expense	235
Balance at December 31, 2023	22,763
Finance costs	2,920
Interest paid	(1,833)
Balance at June 30, 2024	23,850

9. Embedded derivative

The embedded derivative related to the Debentures (Note 8) was valued upon initial recognition at a fair value of $1,951. At each reporting date, the change in fair value of the embedded derivatives is recognized in the consolidated statements of loss and comprehensive loss. The Company recorded a fair value gain of $179 (2023: $nil) and $370 (2023: $nil) in the consolidated statements of loss and comprehensive loss for the three and six months ended June 30, 2024, respectively.

The following outlines the movement of the embedded derivatives balance from December 15, 2023 to June 30, 2024:

($)
Fair value of embedded derivative on December 15, 2023	1,951
Change in fair value during the year	(30)
Balance at December 31, 2023	1,921
Change in fair value during the period	(370)
Balance at June 30, 2024	1,551

As at June 30, 2024, the fair value of the embedded derivatives has been estimated using the White Hull one factor model based on the following assumptions: share price of $1.41, calibrated credit spread of 22.86%, expected interest rate volatility of 1.16% and mean reversion constant of 0.004%.

Gold Royalty Corp.

Notes to Condensed Interim Consolidated Financial Statements

(Unaudited, expressed in thousands of United States dollars unless otherwise stated)

10. Issued capital

10.1 Common Shares

The authorized share capital of the Company consists of an unlimited number of GRC Shares and an unlimited number of preferred shares issuable in series without par value.

On June 4, 2024, the Company issued 2,906,977 GRC Shares in satisfaction of the acquisition of the Vares Copper Stream (Note 4). The transaction cost incurred in respect of the issuance of the shares was $31.

On May 31, 2024, the Company completed a public offering of units ("Unit") of the Company. Pursuant to the Offering, the Company issued, on a bought deal basis, 20,058,300 Units, including 2,616,300 Units pursuant to the full exercise of the over-allotment option, at a price of $1.72 per Unit for aggregate gross proceeds of $34,500 and incurred issuance costs of $2,264. Each Unit consists of one GRC Share and Warrant. Each Warrant is exercisable to acquire one GRC Share for a period of thirty-six months after closing at an exercise price of $2.25. The proceeds were used to fund the acquisition of the Vares Copper Stream.

During the three and six months ended June 30, 2024, the Company issued 194,504 and 413,175 shares in satisfaction of vesting of RSUs ("Restricted Share Units"), marketing services and debentures interest payment, respectively. 21,581 GRC Shares were issued upon exercise of share options during the three months period ended June 30, 2024.

10.2 Restricted Share Units

The following outlines the movements of the Company’s RSUs:

	Number of RSUs	Weighted Average Grant Price ($)
Balance at December 31, 2022	769,547	3.25
Granted	1,556,164	1.55
Vested	(257,489)	3.24
Forfeited	(3,102)	2.81
Balance at December 31, 2023	2,065,120	1.97
Vested	(73,105)	4.19
Forfeited	(85,138)	2.00
Balance at June 30, 2024	1,906,877	1.89

During the three and six months ended June 30, 2024, the Company recorded share-based compensation expenses of $417 (2023: $325) and $920 (2023: $647), respectively. The expense is based on the fair value of the RSUs, determined using the closing value of GRC Shares at the grant date, and is recognized over the vesting period. The RSUs are classified as equity instruments since they will be settled in GRC Shares.

10.3 Reserves

The following outlines the movements of the Company’s common share purchase warrants, share options and RSUs:

	Reserves
	Warrants	Share Based Awards	Convertible Debentures	Total
	($)	($)	($)	($)
Balance at December 31, 2022	8,292	14,128	—	22,420
Vesting of RSUs	—	(826)	—	(826)
Exercise of share options - Golden Valley Abitibi Royalties Ltd	—	(1,823)	—	(1,823)
Convertible debentures:
Equity component of convertible debentures issued for cash, net of taxes	—	—	12,270	12,270
Transaction fees and issuance costs	—	—	(538)	(538)
Share-based compensation - share options	—	1,405	—	1,405
Share-based compensation - RSUs	—	1,318	—	1,318
Balance at December 31, 2023	8,292	14,202	11,732	34,226
Vesting of RSUs	—	(303)	—	(303)
Exercise of share options - Golden Valley Abitibi Royalties Ltd	—	(224)	—	(224)
Bought deal offering:
GRC Shares and Warrants issued for cash	1,003	—	—	1,003
Share-based compensation - share options	—	122	—	122
Share-based compensation - RSUs	—	920	—	920
Balance at June 30, 2024	9,295	14,717	11,732	35,744

Gold Royalty Corp.

Notes to Condensed Interim Consolidated Financial Statements

(Unaudited, expressed in thousands of United States dollars unless otherwise stated)

10. Issued capital (Continued)

10.3 Reserves (Continued)

Common Share Purchase Warrants

As at June 30, 2024, there were 2,430,000 Ely Warrants outstanding exercisable into 595,350 GRC Shares based on a 0.245 exchange ratio. Their weighted average exercise price is C$4.59 per GRC Share and with a weighted average remaining life of 1.13 years.

Share Options

The following outlines the movements of the Company’s common share options:

	Number of options	Weighted Average Exercise Price ($)
Balance at December 31, 2022	8,236,668	3.18
Granted	5,000	2.33
Exercised - Golden Valley Abitibi Royalties Ltd.	(332,298)	1.04
Forfeited - Golden Valley Abitibi Royalties Ltd.	(143,159)	1.04
Balance at December 31, 2023	7,766,211	3.31
Exercised - Golden Valley Abitibi Royalties Ltd.	(21,581)	1.28
Forfeited - Golden Valley Abitibi Royalties Ltd.	(51,235)	1.28
Balance at June 30, 2024	7,693,395	3.33

During the three and six months ended June 30, 2024, no share options were granted.

The weighted average share price at the date of exercise of options exercised during the three and six months ended June 30, 2024 was $1.38 (2023: $nil) and $1.38 (2023: $nil), respectively.

A summary of share options outstanding and exercisable as at June 30, 2024, are as follows:

	Options Outstanding			Options Exercisable
Exercise Price ($)	Number of Options Outstanding	Weighted Average Exercise Price ($)	Weighted Average Remaining Contractual Life (years)	Number of Options exercisable	Weighted Average Exercise Price ($)	Weighted Average Remaining Contractual Life (years)
1.00 to 1.99	1,902,656	1.37	2.11	1,902,656	1.37	2.11
2.00 to 2.99	2,373,708	2.58	3.37	2,372,458	2.58	3.37
3.00 to 3.99	17,514	3.06	2.89	17,514	3.06	2.89
4.00 to 4.99	894,517	4.86	2.23	894,517	4.86	2.23
5.00 and above	2,505,000	5.00	1.69	2,505,000	5.00	1.69
	7,693,395	3.33	2.38	7,692,145	3.33	2.38

The fair value of the Company’s share options recognized as share-based compensation expense during the three and six months ended June 30, 2024 was $30 (2023: $449) and $122 (2023: $977), respectively, using the Black-Scholes option pricing model.

11. Revenue

	For the three months ended June 30		For the six months ended June 30
	2024	2023	2024	2023
	($)	($)	($)	($)
Canadian Malartic	438	58	1,070	76
Cozamin	272	—	524	—
Borden	126	225	305	288
Côté Gold	106	—	106	—
Jerritt Canyon	—	78	—	198
Borborema	588	—	1,137	—
Others	264	107	1,546	673
	1,794	468	4,688	1,235

During the three and six months ended June 30, 2024, others consist of land agreement proceeds of $238 (2023: $44) and $1,240 (2023: $246) and advance mineral royalty payments received of $26 (2023: $25) and $306 (2023: $356).

Gold Royalty Corp.

Notes to Condensed Interim Consolidated Financial Statements

(Unaudited, expressed in thousands of United States dollars unless otherwise stated)

12. General and administrative costs and project evaluations costs

	For the three months ended June 30		For the six months ended June 30
	2024	2023	2024	2023
	($)	($)	($)	($)
Corporate administrative costs	775	756	1,933	1,776
Employee costs	467	753	1,200	1,411
Professional fees	413	313	782	1,158
	1,655	1,822	3,915	4,345
Depreciation	19	16	39	37
Share-based compensation	459	828	1,054	1,708
	2,133	2,666	5,008	6,090

During the three and six months ended June 30, 2024, included in the total general and administrative costs and project evaluation costs were general and administrative costs of $2,120 (2023: $2,590) and $4,976 (2023: $5,841) and project evaluation costs of $13 (2023: $76) and $32 (2023: $249), respectively.

13. Finance costs

	For the three months ended June 30		For the six months ended June 30
	2024	2023	2024	2023
	($)	($)	($)	($)
Interest expense on bank loan	422	322	758	611
Interest expense on convertible debentures	1,052	—	2,099	—
Accretion of convertible debentures	426	—	821	—
Interest expense on lease liabilities	5	6	11	11
	1,905	328	3,689	622

14. Financial instruments

The Company's financial instruments consist of cash and cash equivalents, short-term and long-term investments, gold-linked loan, accounts receivable, accounts payable and accrued liabilities, lease obligation, bank loan, convertible debentures, embedded derivatives, and derivative liabilities.

The Company uses the following hierarchy for determining and disclosing fair value of financial instruments:

•
Level 1: quoted (unadjusted) prices in active markets for identical assets or liabilities.
•
Level 2: other techniques for which all inputs have a significant effect on the recorded fair value which are observable, either directly or indirectly.
•
Level 3: techniques which use inputs that have a significant effect on the recorded fair value that are not based on observable market data.

	As at June 30, 2024
	Level 1	Level 2	Level 3	Total
	($)	($)	($)	($)
Recurring measurements
Financial assets at FVTPL
Short-term investments	276	—	—	276
Gold-linked loan	—	—	10,590	10,590
Financial assets at FVOCI
Long-term investments	—	—	1,462	1,462
Financial liabilities at FVTPL
Embedded derivatives	—	—	1,551	1,551
	276	—	13,603	13,879

Gold Royalty Corp.

Notes to Condensed Interim Consolidated Financial Statements

(Unaudited, expressed in thousands of United States dollars unless otherwise stated)

14. Financial instruments (continued)

	As at December 31, 2023
	Level 1	Level 2	Level 3	Total
	($)	($)	($)	($)
Recurring measurements
Financial assets at FVTPL
Short-term investments	342	—	—	342
Gold-linked loan	—	—	10,139	10,139
Financial assets at FVOCI
Long-term investments	—	—	1,587	1,587
Financial liabilities at FVTPL
Embedded derivatives	—	—	1,921	1,921
	342	—	13,647	13,989

There were no transfers between the levels of the fair value hierarchy during the six months ended June 30, 2024.

The Company's short-term investments are initially recorded at fair value and subsequently revalued to their fair market value at each period end based on inputs such as quoted equity prices. The Company's short-term investments are measured at fair value on a recurring basis and classified as level 1 within the fair value hierarchy.

The fair value of the gold-linked loan is classified as Level 3 and is determined based on a discounted cash flow approach, which includes significant inputs not based on observable market data such as long-term gold price and expected volatility of gold.

The Company's long-term investments are initially recorded at fair value and subsequently revalued to their fair market value at each period end based on inputs such as quoted equity prices. The fair value of the long-term investment is classified as Level 3 and measured based on data such as the price paid by arm's length parties in recent transactions.

The fair value of the embedded derivatives related to the convertible debentures is classified as Level 3 and is determined using the White Hull one factor model, which includes significant inputs not based on observable market data such as expected credit spread.

The fair value of the Company's other financial instruments, which include cash and cash equivalents, accounts receivable, and accounts payable and accrued liabilities approximate their carrying values due to their short term to maturity. Bank loan, convertible debentures, and lease obligations are measured at amortized cost. The fair value of the bank loan and lease obligation approximate their carrying values as their interest rates are comparable to current market rates. The fair value of the convertible debentures approximates their carrying values as there were not significant changes in economic and risk parameters or assumptions related to the convertible debentures since the issuance.

14.1 Financial risk management objectives and policies

The financial risk arising from the Company’s operations are credit risk, liquidity risk, currency risk, equity price risk and interest rate risk. These risks arise from the normal course of operations and all transactions undertaken are to support the Company’s ability to continue as a going concern. The risks associated with financial instruments and the policies on how the Company mitigates these risks are set out below. Management manages and monitors these exposures to ensure appropriate measures are implemented in a timely and effective manner.

14.2 Credit risk

Credit risk is the risk of an unexpected loss if a customer or third-party to a financial instrument fails to meet its contractual obligations. Credit risk for the Company is primarily associated with the Company's bank balances, accounts receivable and gold-linked loan. The Company mitigates credit risk associated with its bank balances by holding cash with Schedule I chartered banks in Canada and their US affiliates. The Company's maximum exposure to credit risk is equivalent to the carrying value of its cash and cash equivalents in excess of the amount of government deposit insurance coverage for each financial institution. In order to mitigate its exposure to credit risk, the Company closely monitors its financial assets.

14.3 Liquidity risk

Liquidity risk is the risk that the Company will not be able to settle or manage its obligations associated with financial liabilities. To manage liquidity risk, the Company closely monitors its liquidity position and ensures it has adequate sources of funding to finance its projects and operations. The Company’s working capital (current assets less current liabilities) as at June 30, 2024, was $2,995 compared to $1,695 as at December 31, 2023. The Company's accounts payable and accrued liabilities are expected to be realized or settled, respectively, within a one-year period.

The Company's future profitability will be dependent on the royalty income to be received from mine operators. Royalties are based on a percentage of the minerals, or the products produced, or revenue or profits generated from the property which is typically dependent on the prices of the minerals the property operators are able to realize. Mineral prices are affected by numerous factors such as interest rates, exchange rates, inflation or deflation and global and regional supply and demand. In managing liquidity risk, the

Gold Royalty Corp.

Notes to Condensed Interim Consolidated Financial Statements

(Unaudited, expressed in thousands of United States dollars unless otherwise stated)

14. Financial instruments (continued)

14.3 Liquidity risk (continued)

Company takes into account the anticipated cash flows from operating activities and its holding of cash and short-term investments. The Company believes it has the adequate liquidity to meet its obligations and to finance its planned activities.

As at June 30, 2024, the Company has the following contractual obligations, including payments due for each of the next five years and thereafter:

	Payments Due by Period
	Total	Less than 1 year	1 – 3 years	4 – 5 years	After 5 years
	($)	($)	($)	($)	($)
Lease obligation	345	94	241	10	—
Revolving credit facility - principal	25,287	—	25,287	—	—
Revolving credit facility - interest	7,092	2,386	4,706	—	—
Total	32,724	2,480	30,234	10	—

14.4 Currency risk

The Company is exposed to foreign exchange risk when the Company undertakes transactions and holds assets and liabilities in currencies other than its functional currency. The Company currently does not engage in foreign exchange currency hedging. The currency risk on the Company's cash and cash equivalents, short-term investments, accounts payable and accrued liabilities and derivative liabilities are minimal.

14.5 Equity price risk

The Company is exposed to equity price risk associated with its investments in other mining companies. The Company's short-term investments consisting of common shares are exposed to significant equity price risk due to the potentially volatile and speculative nature of the businesses in which the investments are held. Based on the Company's short-term investments held as at June 30, 2024, a 10% change in the market price of these investments would have an impact of approximately $20 on net loss. The Company is not exposed to significant equity price risk related to its marketable securities.

14.6 Interest rate risk

The Company's exposure to interest rate risk arises from the impact of interest rates on its cash and secured revolving credit facility, which bear interest at fixed or variable rates. The interest rate risks on the Company's cash balances are minimal. The Company's secured revolving credit facility bears interest at a rate determined by reference to the U.S. dollar Base Rate plus a margin of 3.00% or Adjusted Term SOFR plus a margin of 4.00%, as applicable and an increase (decrease) of 10 basis point in the applicable rate of interest would not have a significant impact on the net loss for the six months ended June 30, 2024. The Company's lease liability is determined using the interest rate implicit in the lease and an increase (decrease) of 10 basis points would not have a significant impact on the net loss for the six months ended June 30, 2024.

15. Related party transactions

15.1 Related Party Transactions

QRC, an entity whose Chief Executive Officer is also a director of the Company, subscribed for $30,000 principal amount of the Debentures in the Company's convertible debenture financing completed in December 2023. During the three and six months ended June 30, 2024, the Company incurred finance costs of $1,108 (2023: $nil) and $2,190 (2023: $nil), respectively, under such Debentures held by QRC. Related party transactions are based on the amounts agreed to by the parties. During the six months ended June 30, 2024, the Company did not enter into any contracts or undertake any commitment with any related parties other than as described herein.

15.2 Transactions with Key Management Personnel

Key management personnel are individuals responsible for planning, directing, and controlling the activities of an entity. Total management salaries and directors’ fees incurred for services provided by key management personnel of the Company for the three and six months ended June 30, 2024 are as follows:

	For the three months ended June 30		For the six months ended June 30
	2024	2023	2024	2023
	($)	($)	($)	($)
Management salaries	313	293	630	619
Directors’ fees	52	93	110	215
Share-based compensation	306	396	734	1,075
	671	782	1,474	1,909

Gold Royalty Corp.

Notes to Condensed Interim Consolidated Financial Statements

(Unaudited, expressed in thousands of United States dollars unless otherwise stated)

16. Operating segments

The Company conducts its business as a single operating segment, being the investment in royalty and mineral stream interests. Except for the Stream asset located in Bosnia and Herzegovina and royalties on gold projects located in the USA, Brazil, Mexico, Colombia, Peru and Türkiye, substantially all of the Company's assets and liabilities are held in Canada.

	June 30, 2024	December 31, 2023
	($)	($)
Non-current assets by geographical region as of:
Canada	446,778	447,519
Bosnia and Herzegovina	50,479	—
USA	198,228	199,441
Brazil	31,840	31,390
Mexico	6,811	7,098
Total	734,136	685,448